

July 1, 2014

Ms. Colette M. Kress
Executive Vice President and Chief Financial Officer
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, CA 95050

> **Re:** **NVIDIA Corporation**
> **Form 10-K for the Year Ended January 26, 2014**
> **Filed March 13, 2014**
> **File No. 000-23985**

Dear Ms. Kress:

We have reviewed your letter dated June 16, 2014 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 26, 2014

Note 16. Segment Information, page 95

1. We note your response to prior comment 1, but it is unclear to us how your current presentation of revenues by reportable segments meets the requirements of FASB ASC 280-10-50-40. You state that you grouped similar products into their respective reportable segments. It appears that your conclusion that these are similar products is based on the fact that your products are based on the GPU or the Tegra processor. However, the underlying end products appear to be unique and serve different functions. For example, your disclosures on page 5 discuss four product lines for the GPU business – GeForce, Quadro, Tesla and GRID; and five product lines for the Tegra business –

Tegra, Icera, Tegra NOTE, Tegra VCM and SHIELD. Based on the descriptions of the product lines, they appear to each be unique products that serve different purposes. For example, GeForce serve desktop and notebook PCs, whereas Tesla products are used for supercomputing and big data applications. Similarly, Tegra products serve smartphones and other mobile devices, whereas Tegra VCM serves the automotive market. We also note your MD&A discussion of revenues, which shows that different product lines are experiencing dissimilar results. For instance, we note from your disclosures on page 45 that your GeForce GTX GPUs, Tesla computing revenue and Quadro workstation revenue grew by 18%, 37% and 10%, respectively. As another example, it appears that your product lines also have different gross profit margins, with some product lines carrying higher profit margins than others. Please explain to us in greater detail how you concluded that these were similar groups of products or otherwise revise future filings to present revenues by product as set forth in FASB ASC 280-10-50-40.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief